Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2015		December 31, 2014
	RMB’000	US$’000	RMB’000	US$’000
Revenue	2,926,451	450,667	3,920,895	603,809
Cost of goods sold	(2,234,311)	(344,079)	(2,950,802)	(454,417)
Gross profit	692,140	106,588	970,093	149,392
Other operating income	25,798	3,973	13,786	2,123
Research and development costs	(122,478)	(18,861)	(132,553)	(20,413)
Selling, distribution and administrative costs	(433,276)	(66,724)	(460,219)	(70,873)
Operating profit	162,184	24,976	391,107	60,229
Finance costs	(22,067)	(3,398)	(36,485)	(5,619)
Share of gain of associates	188	29	804	124
Share of gain / (loss) of joint ventures	16,316	2,513	(3,591)	(553)
Gains arising from acquisitions	—	—	—	—
Profit before tax	156,621	24,120	351,835	54,181
Income tax expense	(57,729)	(8,890)	(27,209)	(4,190)
Profit for the period	98,892	15,230	324,626	49,991
Attributable to:
Equity holders of the parent	59,004	9,087	241,171	37,139
Non-controlling interests	39,888	6,143	83,455	12,852
	98,892	15,230	324,626	49,991
Net earnings per common share
Basic	1.50	0.23	6.31	0.97
Diluted	1.50	0.23	6.31	0.97
Unit sales	60,143		93,094

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2015		December 31, 2014
	RMB’000	US$’000	RMB’000	US$’000
Revenue	13,733,437	2,114,919	16,436,142	2,531,129
Cost of goods sold	(10,942,865)	(1,685,177)	(13,145,152)	(2,024,324)
Gross profit	2,790,572	429,742	3,290,990	506,805
Other operating income	19,337	2,978	94,892	14,613
Research and development costs	(506,955)	(78,070)	(494,594)	(76,166)
Selling, distribution and administrative costs	(1,497,774)	(230,654)	(1,598,670)	(246,192)
Operating profit	805,180	123,996	1,292,618	199,060
Finance costs	(116,351)	(17,918)	(156,670)	(24,127)
Share of gain of associates	245	38	956	147
Share of loss of joint ventures	(2,936)	(452)	(30,711)	(4,729)
Gains arising from acquisitions	—	—	95,192	14,659
Profit before tax	686,138	105,664	1,201,385	185,010
Income tax expense	(176,818)	(27,230)	(179,638)	(27,664)
Profit for the period	509,320	78,434	1,021,747	157,346
Attributable to:
Equity holders of the parent	341,108	52,530	730,281	112,461
Non-controlling interests	168,212	25,904	291,466	44,885
	509,320	78,434	1,021,747	157,346
Net earnings per common share
Basic	8.81	1.36	19.36	2.98
Dilute	8.81	1.36	19.36	2.98
Unit sales	364,567		483,825

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	As of December 31, 2015 (Unaudited)		As of December 31, 2014 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	3,782,123	582,439	2,509,034
Trade and bills receivables	7,178,530	1,105,478	8,113,095
Inventories	1,711,330	263,541	1,921,180
Trade and bills payables	3,860,723	594,543	4,214,289
Short-term and long-term interest bearing loans and borrowings	2,455,704	378,173	2,286,717
Equity attributable to equity holders of the parent	7,239,617	1,114,885	6,988,434

# # #